UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

IDENIX PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

IMPERIAL BLUE CORPORATION

(Offeror)

a wholly owned subsidiary of

MERCK & CO., INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President, Global Public Policy and Corporate Responsibility,

Secretary and Assistant General Counsel

Merck & Co., Inc.

One Merck Drive, P.O. Box 100,

Whitehouse Station, NJ 08889-0100

(908) 423-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James Modlin

David Schwartz

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,852,404,200	$496,189.66

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 150,856,104 shares of common stock, par value $0.001 per share, of Idenix Pharmaceuticals, Inc. (“Idenix”) multiplied by the offer price of $24.50 per share and (ii) the net offer price for 8,794,634 shares issuable pursuant to outstanding options with an exercise price less than $24.50 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $24.50 minus such applicable exercise price). The calculation of the filing fee is based on information provided by Idenix as of June 8, 2014.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $496,189.66	Filing Party: Merck & Co., Inc.
Form of Registration No.: Schedule TO-T	Date Filed: June 20, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2014 (together with any amendments and supplements thereto, including this Amendment No. 1, the “Schedule TO”), which relates to the tender offer by Imperial Blue Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Idenix Pharmaceuticals, Inc., a Delaware corporation (“Idenix”), at a price of $24.50 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated June 20, 2014 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment No. 1 is being filed on behalf of Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Offer to Purchase.

Amendments to the Offer to Purchase

The information set forth in the Offer to Purchase under the caption “16. Certain Legal Matters; Regulatory Approvals — Compliance with the HSR Act” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the second paragraph under such caption on page 46 of the Offer to Purchase as set forth below:

“Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division of the U.S. Department of Justice, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and Idenix filed on June 18, 2014 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer was set to expire at 11:59 p.m., Eastern time, on July 3, 2014, unless earlier terminated by the FTC and the Antitrust Division. By notice to the FTC, Parent withdrew its HSR filing effective as of July 2, 2014 and stated its intention to refile its HSR filing on July 3, 2014. Parent took this procedural step to provide the FTC additional time to review the Offer and the Merger. As a result of the withdrawal and refiling by Parent, the waiting period applicable to the purchase of Shares in the Offer is expected to expire at 11:59 p.m., Eastern time, on July 18, 2014, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (which we refer to as a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Idenix is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Idenix’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Idenix from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated. The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Idenix. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Idenix, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.””

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2014

IMPERIAL BLUE CORPORATION

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Vice President

MERCK & CO., INC.

By:	/s/ Rita Karachun
Name:	Rita Karachun
Title:	Senior Vice President and Global Controller